Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Hooker Furniture Corporation:

We consent to the incorporation by reference in the registration statement (No. 333-128942) on Form S-8 of Hooker Furniture Corporation and subsidiaries of our reports dated February 24, 2006, with respect to the consolidated balance sheets of Hooker Furniture Corporation and subsidiaries as of November 30, 2005 and 2004, and the related consolidated statements of income, cash flows, and shareholders’ equity for each of the years in the three-year period ended November 30, 2005, management’s assessment of the effectiveness of internal control over financial reporting as of November 30, 2005 and the effectiveness of internal control over financial reporting as of November 30, 2005, which reports appear in the November 30, 2005 annual report on Form 10-K of Hooker Furniture Corporation.

/s/ KPMG LLP

Greensboro, North Carolina

February 24, 2006